FORM 6-K
U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES EXCHANGE ACT OF 1934

dated August 04, 2005

Commission File Number 1-15184

SADIA S.A.
(Exact Name as Specified in its Charter)

N/A
--------------------------------------
(Translation of Registrant's Name)

Rua Fortunato Ferraz, 659
Vila Anastacio, Sao Paulo, SP
05093-901 Brazil
(Address of principal executive offices) (Zip code)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   [X]                    Form 40-F    [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):    [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):    [   ]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   [    ]                           No   [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused the Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 04, 2005

SADIA S.A.

By:/s/ Luiz Gonzaga Murat Junior
----------------------------------
Name: Luiz Gonzaga Murat Junior
Title: Chief Financial Officer

Share Prices (8/1/05): Sadia ON (SDIA3) = R$ 4,35 Sadia PN (SDIA4) = R$ 4,83 Sadia ADR (SDA) = US$ 20,35 Sadia Latibex (XSDI) = € 1,66 Market capitalization (8/1/05): R$ 3,3 billion US$ 1,4 billion	Luiz Murat Jr. Director of Finance and Investor Relations Phone: (55 11) 2113-3465 Fax: (55 11) 2113-1785 grm@sadia.com.br www.sadia.com

Investor Relations
Christiane Assis
Phone : (55 11) 2113-3552
christiane.assis@sadia.com.br
Silvia H. M. Pinheiro
Phone : (55 11) 2113-3197
silvia.pinheiro@sadia.com.br
Carlos Eduardo T. Araujo
Phone : (55 11) 2113-3161
henrique.bastos@sadia.com.br

Ligia Montagnani IR Consultant Phone: (55 11) 3897-6405 ligia.montagnani@firb.com
São Paulo, August 2, 2005- SADIA S.A. (BOVESPA: SDIA4; NYSE: SDA; LATIBEX: XSDI), the Brazilian leader in the processed food, poultry and pork industries, today announces the results for the second quarter of 2005 (2Q05). The Company’s operating and financial information, approved by the Audit Committee on July 27, 2005, are shown in Brazilian Reais, unless stated otherwise, and are based on consolidated figures, as required by Brazilian corporate law. All comparisons made in this release are based on the same period in 2004 (2Q04), except where stated otherwise.

"Sadia ended the first half of 2005 with new revenue and volume levels. So far this year, gross operating revenues have risen 15.6% over the same period in 2004, and sales volumes have increased 19.1%. In the second quarter, margins continued to recover. In a situation where the country’s economic growth has begun to show signs of slowing down, and the exchange rate has not been very favorable toward exporters, increasing profitability will be one of our greatest challenges in the months ahead and, if on the cost side the outlook is stable, operationally-speaking we are working hard to boost our level of efficiency regarding various processes. In the second quarter, despite the negative impact of the exchange rate on EBITDA, we enjoyed some of the best results in our history, with a net income of R$ 144.6 million. Confident about the Brazilian economy and rising international demand, in the second quarter, Sadia went ahead with its investment plans, which will total R$ 500 million by the end of 2005, and enable us to increase capacity to serve all of the markets where we are present.” – Gilberto Tomazoni – Executive President - Sadia S.A.

MAIN FINANCIAL INDICATORS - R$ THOUSAND

GROSS OPERATING REVENUE

Company revenues totaled R$ 2,044.4 million in 2Q05, increasing 15.2% over the same period last year and 7.5% when comparing 1Q05.

This change was due to, basically, the following factors:
· The increase of 16.3% in sales volume, when compared to 2Q05, and of 6,0% in relation to 1Q05;
· The recovery of 1.2% (over 2Q04) in the prices of processed foods in the domestic market, which represents approximately 80% of this market´s revenues; and
· The positive performance of poultry exports, segment which represents more than 70% of the export market revenues and registered an increase of 10.9%, in relation to 2Q04, and of 9.8%, when compared to 1Q05.The decrease of 10.7% in the export market poultry prices in relation to 2Q04, was less than the 15.5% dollar depreciation in the same period, calculated based on the monthly closing average quotes. When compared to the 1Q05, the price has fallen 2.7%, while the dollar depreciation reached 7.6%.

In 2Q05, domestic sales represented 47.9% of total revenues , and exports, 52.1%. Sales volumes, accounted for 42.9% in the domestic market, and 57.1% in the export market.

On the domestic front, in a scenario where economic recovery has not yet benefited the non-durable goods sector, the Company continued to adjust supply to the income levels of consumers with diverse socio-economic profiles and regionally-distinct preferences.

TOTAL SALES

GROSS OPERATING REVENUE

BREAKDOWN OF SALES

DOMESTIC MARKET

The Company’s domestic market revenues were R$ 980.3 million, up 13.1%, and sales volumes rose 9.1% over 2Q04. Compared to 1Q05, revenues fell slightly by 1.5% and volumes dropped 2.2%, primarily due to adjustments in the mix for consumers with different income profiles.

Maintaining revenues close to the R$ 1 billion-mark was due, above all, to a strategy based on the pulverization of the distribution channels, product launchings compatible with consumer purchasing power, and improved management of the Company’s trademarks. Additionally, for some time now, Sadia has been integrating into its line, items that are better suited to regional differences in consumer tastes.

Processed product sales volumes rose 9.2% over 2Q04, with a 10.5% increase in revenues, due to a speedy recovery of prices during this interval. Volumes and revenues showed no significant volatility when compared to 1Q05. The small drop in average price of 1.0% compared to 1Q05 reflects the adjustment in the mix mentioned above.

The pork segment saw a 34.5% drop in volumes and a 5.5% drop in revenues in the domestic market, compared to 2Q04. From 1Q05, the change was positive, with a 6.8% increase in volumes and a 12.5% increase in revenues. The factor that most contributed to this result was the stepping up of sales of products with higher added value, such as specialty cuts.

The poultry line posted growth of 34.7% in volumes and 28.4% in revenues, in relation to 2Q04. When compared to 1Q05, there was a 15.9% drop in volumes, and a 12.9% drop in revenues. As it has been doing for many years now, Sadia directs the brunt of its production to the export market.

Sadia lauched 18 new products in 2Q05, including the Petit Gateau, which is part of the family of frozen desserts under the Miss Daisy® brand, a line of soy based ready-to-serve foods called Sadia Vita Soja® and Sadilar® beef cuts.

BREAKDOWN OF REVENUES – DOMESTIC MARKET

AVERAGE PRICE – R$/KG – DOMESTIC MARKET

EXPORT MARKET

Sadia’s export revenues rose 17.2% and volumes increased 22.4% in relation to 2Q04, exceeding the 1Q05 levels by 17.3% and 13.0%, respectively. The recovery of prices in dollars in the international market partially offset the less favorable exchange rate for exporters. Among our new markets, highlights include Romania and Bulgaria.

Poultry exports accounted for 69.3% of the Company’s total exports in 2Q05, increasing 10.9% over 2Q04, and with a 24.2% increase in volume. Volumes exceeded 1Q05 figures by 12.7%, with a 9.8% growth in revenues. The 10.7% drop in average prices in Brazilian Reais was due to the greater sale of whole birds, thanks to the heating up of business in the Middle East and South America since the beginning of this year and the devaluation of the U.S dollar. As far as poultry parts go, sales to Japan were the major highlight.

Pork exports rose dramatically mostly as a result of renewed Russian purchasing. The Company posted a 14.6% increase in volume and a 32.6% in revenues, compared to 2Q04. In relation to 1Q05, volumes and revenues grew 65.5% and 67.1%, respectively.

The processed product segment enjoyed an 18.5% increase in volumes and a 15.2% increase in revenues, compared to 2Q04. The 2.8% reduction in the average price is explained by the greater levels of sales of products with a lower unitary value, such as hot dogs and margarines, from one year to the next. Compared to 1Q05 results, the processed product line dropped 23.3% in terms of volumes and experienced a substantially lower loss in revenues, of 4.7%.

BREAKDOWN OF REVENUES – EXPORT MARKET

AVERAGE PRICE – R$/KG – EXPORT MARKET

EXPORTS BY REGION - REVENUE

OPERATING RESULT

Sadia posted net revenues of R$ 1,801.9 million in 2Q05 – 16.7% higher than in 2Q04. This significant increase in revenues was due primarily to the larger volume sold and the trajectory of prices practiced by the Company in the domestic market. When comparing the net revenues from 2Q05 with those from 1Q05, the increase was 9.8%, as a result of the growth of both export volumes and revenues.

The drought which affected crops in the south of Brazil and the review of estimates related to the North American soy harvest were factors that put pressure on the prices of corn and soy in 2Q05

Since the beginning of 2005, improvement in inventory management and the partial passing along of costs to prices has enabled the Company to improve the gross margin, which rose from 24.8% in 4Q04 to 25.6% in 1Q05 and 26.5% in 2Q05.
EVOLUTION OF GROSS MARGIN

The ratio of sales expenses to net revenues held steady at 17.5% in 1Q05 and 2Q05, showing a significant improvement over 2Q04, when it was 18.6%.

Sadia’s general and administrative expenses remained stable, representing less than 1.0% of net revenues.

Expenses related to depreciation and amortization totaled R$ 44.8 million in 2Q05, close to the amount for the same period in 2004. Striving for the best accounting practices, Sadia has reclassified the Poultry parent stock and Hog parent stock from the inventory account to the property, plant and equipment account.

EBITDA

EBITDA reached R$ 193.4 million in 2Q05 – 20.6% higher than in 1Q05. This result reflects Sadia’s efforts to improve its profitability.

FINANCIAL RESULT

The Financial Policy of using hedge instruments generated financial gains, reducing the negative effects of the exchange rate upon export revenues.

EQUITY PICK-UP

The negative result in 2Q05 of R$ 139.5 million was due to the recognition of a loss from the exchange variation of the shareholders’ equity in subsidiaries outside of Brazil.

FINAL RESULT

Sadia’s net income in 2Q05 reached R$ 144.6 million – one of the best results ever recorded in the Company’s history, exceeding the R$ 69.2 million posted in 2Q04 by 109% and the 1Q05 figure by 43.7%.

CAPITAL STRUCTURE

CAPITAL EXPENDITURES

The Company’s investments totaled R$ 178.1 million in 2Q05, compared to R$ 52.9 million in 2Q04. Of this amount, 26.6% were directed towards the processed foods segment, 61.2% for poultry, 2.1% for pork, and the remaining 10.1% went primarily to the information technology area. Sadia invested R$ 288.2 million in 1H05. The Company plans total investments of R$ 500 million in 2005.

CAPITAL EXPENDITURES - R$ MILLION

CAPITAL MARKETS AND GENERAL INFORMATION

In the last 12 months, the Company’s shares have appreciated 11.7%. The average daily financial volume rose from R$ 4.4 million to R$ 6.8 million, comparing 2Q04 with 2Q05.
Sadia continues to account for the largest part of trading in the Brazilian food sector, with a 57.4% share.

THE SÃO PAULO STOCK EXCHANGE (BOVESPA)

Sadia’s preferred shares remained evenly distributed among the many categories of investors on the Bovespa. Most noteworthy of these are foreign investors, which help to increase liquidity, individuals and investment clubs.

THE NEW YORK STOCK EXCHANGE (NYSE) In the last 12 months, Sadia’s Level II ADR’s have appreciated 46.7%. The average daily trading volume went from US$ 227,300 in 2Q04 to US$ 474,100 in 2Q05.

HIGHLIGHTS

In July, for the fourth consecutive time, the British consulting firm Interbrand named Sadia as the most valuable brand in the Brazilian food sector. The study, carried out in connection with the Brazilian magazine Isto É Dinheiro, listed the Company brand as number 13 in the general rankings for the entire country. Estimated at US$ 189 million, the Sadia brand has appreciated 21% since 2004, boasting the highest increase among the 15 most valuable brands in Brazil. According to Interbrand, the Company’s ability to innovate in the Brazilian food market was the major factor behind this appreciation.

Also in July, The 3S Program won the Amcham Brasil Rio de Janeiro Environmental Brazil Award in the category for Clean Development Mechanisms, for the reduction of greenhouse gases.

With 70% of consumer votes, Sadia was elected the most trusted brand in Ready-to-serve entrees category. The Sadia brand is among the five most voted brands in terms of consumer trust, considering 49 categories of products and services. The study was conducted by Instituto Ibope Solutions, with a national approach and published in the magazine Seleções (Reader's Digest). The study is traditional in Europe, Asia and North America.

A DCI survey with owners and managers of bakeries conducted in June and July 2005, named Sadia as the most admired supplier among all supply categories, including beverages, cigarettes, flour, and others. The qualities that the bakeries’ most admired were punctuality in supplier visits and deliveries, good negotiation of prices and payment deadlines, and development of sector’s professional and customers.

EVENTS ON AUGUST 3, 2005 (WEDNESDAY)

International: Conference Call
Time: 10 a.m. (Brasília).
Phone numbers for connection:
Brazil: (11) 4613-0502
USA: (1 800) 860-2442
Other countries: (1 412) 858-4600
Access Code: 884

National: Meeting with Analysts and Investment Professionals
Time: 12 p.m.
Location: Rua Fortunato Ferraz, 616 (Vila Anastácio) São Paulo, SP - Brazil

The audio portion of the meeting and the conference call will be transmitted live via internet, together with a slide presentation on the website www.sadia.com.br

The statements contained in this release relating to the outlook for the Company’s business. projections of operating and financial results. and its growth potential constitute mere forecasts and were based on management’s expectations in relation to the future of the Company. These expectations are highly dependent on market changes. the general economic performance of Brazil. of the industry and the international markets – being therefore subject to change.

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ANNEX I

INCOME STATEMENT - CONSOLIDATED

ANNEX II

BALANCE SHEET - CONSOLIDATED

ANNEX III

CASH FLOW STATEMENT